UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

PHOENIX ENERGY RESOURCE CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

71903B 203
(CUSIP Number)

Ren Ping Tu
Jun Yue Hua Ting, Building A
3rd Floor, Unit -1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
(86) 851-552-0951
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71903B 203

1.	NAMES OF REPORTING PERSONS REN PING TU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,500,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,500,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1) All of the shares held by the reporting person are subject to an option agreement, dated May 17, 2010, among the reporting person and Mr. Yulu Bai.

(2) A total of 30,000,000 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 3, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 5 Pages

CUSIP No. 71903B 203

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Phoenix Energy Resouce Corporation, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Jun Yue Hua Ting, Building A, 3rd Floor, Unit -1, #58 Xin Hua Road, Guiyang, Guizhou Province 550002, People’s Republic of China.

Item 2. Identity and Background.

(a)          The person filing this Statement is Ms. Ren Ping Tu, a natural person (the “Reporting Person”).

(b)          The business address of the Reporting Person is Ren Ping Tu, Jun Yue Hua Ting, Building A 3rd Floor, Unit -1, #58 Xin Hua Road, Guiyang, Guizhou Province 550002, People’s Republic of Chin.

(c)          Ms. Ren Ping Tu is employed as the sole director of China Bingwu Forestry Group Limited, a Hong Kong company (“Bingwu Forestry”), the Company’s wholly owned Hong Kong subsidiary.

(d)-(e)          During the last five years, Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this Statement pursuant to that certain share exchange agreement, dated November 1, 2010, by and among the Issuer, Bingwu Forestry, and the Reporting Person, as the sole shareholder of Bingwu Forestry (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the equity interests of Bingwu Forestry held by the Reporting Person was exchanged for of 20,500,000 shares of the Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on November 5, 2010.

All of the shares of the Issuer’s Common Stock held by the Reporting Person are subject to an option agreement, dated May 17, 2010, among the Reporting Person and Mr. Yulu Bai (the “Option Agreement”). Pursuant to the Option Agreement, the Reporting Person granted to Mr. Bai an option to acquire all of the Issuer’s shares held by her for an exercise price of $2,500,000. Mr. Bai may exercise this option, in whole but not in part, during the period commencing on the 365th day following of the date of the Option Agreement and ending on the second anniversary of the date thereof.

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Page 3 of 5 Pages

CUSIP No. 71903B 203

Item 5. Interest in Securities of the Issuer.

(a)          For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns and controls 20,500,000 shares of the Issuer’s Common Stock, representing 68.3% of the outstanding shares of the Issuer’s Common Stock (based on 30,000,000 shares of Common Stock outstanding as of November 3, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on November 5, 2010).

(b)          The Reporting Person has sole voting and dispositive power over the 20,500,000 shares of the Issuer’s Common Stock that are directly and beneficially owned by her. The Reporting Person does not own any other securities of the Issuer.

(c)          Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated November 1, 2010, among the Issuer, China Bingwu Forestry Group Limited and its sole shareholder [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2010].

Exhibit 2	Option Agreement, dated May 17, 2010, between the Reporting Person and Mr. Yulu Bai.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2010

/s/ Ren Ping Tu
Ren Ping Tu

Page 5 of 5 Pages